July 9, 2024

Aamira Chaudhry

Doug Jones

Rucha Pandit

Lilyanna Peyser

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	EPWK Holdings Ltd.
Amendment No. 5 to Registration Statement on Form F-1 Filed August 1, 2023
File No. 333-269657

Ladies and Gentlemen:

EPWK Holdings Ltd. (the “Company”) submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 17, 2024, relating to the above referenced Registration Statement on Form F-1 (“Registration Statement”). The Company is concurrently submitting an amendment to the Registration Statement (the “Amendment No. 6”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Registration Statement), all page references herein correspond to the page of the Amendment No. 6. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment No. 5.

Amendment No. 5 to Registration Statement on Form F-1 Filed May 21, 2024

Cover Page

1.	Please explain to us in further detail how you intend to price this offering (for example, whether you intend to use a fixed price until you are listed on Nasdaq, or whether your prospectus cover page contemplates use of a price range as evidenced by your disclosure on page 174). In this regard, we note that it does not appear to be sufficient to provide an "assumed" offering price. Refer to Item 501(b)(3) of Regulation S-K and the instructions thereto.

Response: We note the Staff’s comment and have updated the cover page accordingly.

Capitalization, page 70

2.	We note you have short term bank loans outstanding in the latest balance sheet presented in the filing. Please revise the table to include this indebtedness pursuant to Item 3.B of Form 20-F as directed by Item 4.a of Form F-1.

Response: We note the Staff’s comment and have revised the table to include short term loans as current liability on page 70.

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 77

3.	Here and elsewhere you refer to the amount/number of GMV, projects and registered users. Please discuss the relevance of these to your generation of revenue and costs incurred to conduct your business and why these items are meaningful to your investors. From the breakdown of your net revenues on page 82 and following discussion of other results it is not clear how these relate to/impact your revenue and costs of operations.

Response: We note the Staff’s comment and advise the Staff that GMV, projects, and registered buyers and sellers are key indicators in evaluating the performance of a marketplace platform by reflecting changes to the supply and demand of services and goods provided on the platform. A platform with increasing GMV, projects and registered users indicates that the platform remains attractive to suppliers (sellers for EPWK) and customers (buyers for EPWK). These key comparative indicators are commonly used in the industry but may not always have direct impact on revenue and costs, as other factors also change alongside those indicators.

As a marketplace platform, we serve and gain revenues from both buyers and sellers. For sellers, we provide a series of online promotion services for them to access a wide range of potential clients. For buyers, we generate revenue from their purchases of premium business solutions or value-added services, which we manage. On the one hand, the increase of volume of buyers and sellers may bring more opportunities for generating revenue from them; On the other hand, we may need to spend more to maintain or expand our service catalog to meet diversified demands and ensure efficient functioning of our platform, which leads to increased costs.

Results of Operations

Key Components of Results of Operations

Operating expenses

Gross Profit, page 82

4.	Please analyze the material variances in the gross profit percentage between periods.

Response: We note the Staff’s comment and have expanded the analysis of material variances in the gross profit percentage between periods.

Our gross profit and gross margin may fluctuate from period to period. Such fluctuations may be influenced by our revenue, cost of premium business solutions, and cost of obtain customers, etc. Our gross profit rate significant decreased from 41.48% for the year ended June 30, 2022 to 25.53% in the same period in 2023, primary due to the increase of volume of premium business solutions service. The revenue and cost of this service is recognized on a gross basis and the gross profit rate of it is lower than other services. The percentage of premium business solutions service revenue to total revenue increased from 18.2% in 2022 to 73.9% in 2023, and the cost to total cost increased from 27.3% in 2022 to 73.9%, which led to the decrease of the overall gross profit rate. We expect the gross profit rate will be between 20% and 30% in future periods.

Sales and marketing expenses, page 83

5.	You state sales and marketing expenses consist primarily of labor costs for sales personnel and other miscellaneous selling expenses. In the associated table you present lines for labor expenses and marketing expenses. Please disclose what marketing expenses represent.

Response: We note the Staff’s comment and have disclosed on page 83 that marketing expenses include the expenses of promotion material producing and dissemination, search engines optimizations, and media collaborations, etc.

Liquidity and Capital Resources

Operating activities, page 89

6.	Please discuss the operational reasons for the reported negative operating cash flows for each period presented and explain how you intend to meet your cash requirements and maintain operations in such circumstance. Refer to instruction 1 to "Instructions to Item 5" in Form 20-F and section IV.B.1 of Release No. 33-8350. Also discuss if this condition is a known trend pursuant to Item 5.D of Form 20-F and your expectations concerning this condition. Further, note your disclosure here should be a comparative analysis of changes in operating cash flows between periods and not how operating cash flows were derived for each period.

Response: We note the Staff’s comment have disclosed additional information on pages 89 and 91. The reason of negative operating cash flows is primary due to the fact that we have net loss for the years ended June 30, 2023 and 2022 and the six-month ended December 31, 2022. For the six-month ended December 31, 2023, though we have turned net loss into net income of approximately $20,263, the negative change in asset and operating liabilities, such as the payment for accounts payable of $0.65 million partially offset by the receipt for accounts receivable of $0.45 million, which still led to a net negative cash outflow of $0.2 million and created the negative operating cash flow.

Our negative operating cash flows keeps a decreasing trend, as we are gradually turning losses into profits. As a result, the negative operating cash flows decreased from $3.66 million for the year ended June 30, 2022 to $1.50 million for same period in 2023, and decreased from $0.34 million for the six-month ended December 31, 2022 to $0.26 million for the same period in 2023.

We intend to meet our cash requirements and maintain operations include the following measures:

•	we will try to obtain more bank loan or strategic investment to supplement working capital
•	we are attempting to improve business profitability and arise ability to generate sufficient cash flow from our operation to meet operating needs on a timely basis
•	we will keep controlling and lowering various costs and expenses.

Related Party Transactions, page 140

7.	To the extent applicable, please update the information in this section through the date of the prospectus. Refer to Item 7.B of Form 20-F. In this regard, we note your disclosure on page 141 that "during the six-month ended December 31, 2023 and the years ended June 30, 2023 and 2022, other than the loan from/to the related parties, no other transaction occurred," which suggests that this section is updated only through December 31, 2023.

Response: We note the Staff’s comment and have presented the related party transactions information as of May 31, 2024. No further information is available at this moment but will be disclosed in the registration statement once it becomes available.

Consolidated Financial Statements, page F-3

8.	We note several liability balance amounts as of June 30, 2022, investing and financing activity amounts for the year ended June 30, 2022, and notes to the financial statements pertaining to the preceding items disclosed in the filing made on May 20, 2024 differ from amounts reported in the filing made on September 1, 2023. Please explain to us and disclose why amounts as of and for the year ended June 30, 2022 were revised in the May 20, 2024 filing and why you did not label the affected June 30, 2022 financial statements in the May 20, 2024 filing as restated.

Response: We respectfully acknowledge the Staff’s comments. In our May 20, 2024 filing, we made corrections to certain items in the Balance Sheet and Statement of Cash Flows as of and for the year ended June 30, 2022. These corrections were not labeled as restatements due to our mistaken belief that they were minor reclassifications. We have since recognized the need for proper labeling and have restated the affected financial statements in Amendment No. 6.

General

9.	Please revise the prospectus cover page of the resale prospectus to include the disclosure sought by the staff's Sample Letters to China-Based Companies, as well as the offering price (if fixed) or offering price range in the initial public offering. Also revise page Alt-3 to identify the natural person(s) with voting and/or investment control over the shares held by the entity selling shareholders. Please disclose whether the natural persons that control the selling shareholders have had any position, office or material relationships within the past three years with the company (in addition to your current disclosure in the last paragraph of this section regarding the entity selling shareholders).

Response: We note the Staff’s comment and have expanded the disclosure on the cover page of the resale prospectus to cover information sought by the Sample Letters to China-Based Companies and the offering price. We have further revised page Alt-3 to identify the natural persons with voting and investment control over the shares held by the entity selling shareholders as well as such natural persons’ relationship with the Company within the past three years.

10.	With a view to disclosure, please tell us when the selling shareholders acquired the shares subject to the resale, how and from whom they acquired the shares, and whether the selling shareholders are in the business of underwriting securities. Also tell us why you have determined to register the resale simultaneously with the primary offering, and what consideration was given, by you and the underwriters, to entering into lock-up agreements with the selling shareholders.

Response: We note the Staff’s comment and have disclosed the requested information on page Alt-2. None of the Selling Shareholders is in the business of underwriting securities.

The Company decided to register the resale shares simultaneously with the primary offering to provide liquidity to Selling Shareholders who are initial investors of the Company and have stayed with the Company and its affiliates for more than three years per the Selling Shareholders’ request made in October 2023 and to supplement the less-than-expected interests in the Company’s primary offering from potential investors and the relatively weak market activities for similar offerings.

In May 2024, upon in-depth discussions with the underwriter and taking into consideration the Selling Shareholders’ desire to liquidate, the Company decided to adjust its prior offering plan by simultaneously (i) registering a reduced number of shares to be offered in its primary offering and (ii) adding a resale component, so that the combined offerings could allow the Company’s long-term investors to liquidate a portion of their investment after the consummation of the Company’s initial public offering while enable the Company to meet the Nasdaq Capital Market’s initial listing requirements.

The Selling Shareholders are not subject to the lock-up agreements with the underwriters because they were less than 5% shareholders of the Company, and they were not registering all of their shares for resale. The Company and the underwriters agreed from the beginning that only 5% or more shareholders would be subject to lock-up agreements, which is customary for an offering like this one.

11.	We note the revisions you made to your disclosure on the cover page, in the prospectus summary and in the risk factors relating to legal and operational risks associated with operating in China and the PRC, uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and the resultant enforceability of the contractual arrangements with the VIE. It is unclear to us that there have been changes in the regulatory environment in the PRC since the last registration statement that was filed on September 1, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, or may disallow the structure of your business, including your VIE structure, any of which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same degree of risk and uncertainty. Please restore the disclosures in these areas to the disclosures as they existed in the registration statement you filed on September 1, 2023.

Response: We note the Staff’s comment and have restored disclosures in relevant areas to the disclosures as they existed in the registration statement we filed on September 1, 2023.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Guohua Huang
Guohua Huang
EPWK Holdings Ltd., Chief Executive Officer

cc: Fang Liu Esq., VCL Law LLP